

September 8, 2014

Via E-mail
Scott Frohman
Chief Executive Officer and President
Vaporin, Inc.
4400 Biscayne Blvd.
Miami, FL 33137

> **Re:** **Vaporin, Inc.**
> **Form 10-Q for Quarter Ended June 30, 2014**
> **Filed August 8, 2014**
> **File No. 000-55132**

Dear Mr. Frohman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2014

Notes to Unaudited Condensed Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page 8

1. Based on information available on your website, it appears that you offer a 30-day money back guarantee and a lifetime warranty for your products. Please tell us how you account for the guarantee and revise to expand your revenue recognition disclosure. Additionally, revise to include an accounting policy for the product warranty, including any significant estimates and assumptions utilized to calculate the liability and the amount accrued, with reference to ASC 460-10-50-8.

2. Please disclose any differences in your accounting for revenue that may exist between online and non-online sales, and for any sales directly to end customers.

Note 7 – Notes Payable, page 11

3. Please tell us and disclose as appropriate the status of the $75,000 promissory note disclosed as due in June 2014.

4. It appears from disclosure in the statement of cash flows and the principal amount of convertible promissory notes disclosed in the table on page 11 that the principal amount remaining on the $175,000 10% secured promissory note due in August 2014 may be $75,000. Please advise.

Note 9 – Stockholders' Equity
(B) Private Placement, 14

5. On page 30 of the Form 10-K for the year ended December 31, 2013 you disclose that the common and preferred stock issued in the private placement in January 2014 were subject to a "Most Favored Nations" provision for a period of 12 months. Please tell us and disclose in greater detail the impact of such provision on these securities should it be in effect.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows from Operating Activities, page 17

6. Please note that your analysis of operating cash flows should focus on factors that directly affect cash, and not merely refer to results of operations prepared on an accrual basis, noncash items that do not affect cash, and items reported in the statement of cash flows or changes in line items presented in your balance sheet without discussing how such items directly affect cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please revise your disclosure accordingly.

Item 4. Controls and Procedures, page 18

7. It appears that your conclusion relates only to the portion of disclosure controls and procedures to which you refer rather than in regard to overall disclosure controls and procedures as fully defined in in Exchange Act Rules 13a-15(e) and 15d-15(e). Please represent to us your conclusion in regard to your overall disclosure controls and procedures as fully defined and revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 if you have questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief